SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UTi Worldwide Inc.
(Name of Issuer)

Ordinary shares, no par value per share
(Title of Class of Securities)

G87210103
(CUSIP Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 6, 2002

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. G87210103	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Matthys J. Wessels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,940,616 (which includes 1,940,440 shares over which Reporting Person has voting power over and options to purchase 49,148 shares).

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 951,019 (which includes options to purchase 49,148 shares and excludes 1,940,440 shares over which Reporting Person has only voting power over).

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,616 (which includes 1,940,440 shares over which Reporting Person has voting (but not dispositive) power over and options to purchase 49,148 shares).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. G87210103	Page 3 of 7 Pages

Schedule 13D

     This Schedule 13D is being filed as a result of certain voting agreements pursuant to which Matthys J. Wessels, the Reporting Person under this Schedule 13D, has the power to vote ordinary shares of UTi Worldwide Inc., a British Virgin Islands company (the “Issuer”). This Schedule 13D does not relate to the acquisition of any ordinary shares of Issuer by the Reporting Person or any other person or entity.

Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the Issuer’s ordinary shares, no par value per share. The address of Issuer’s registered office is located at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Issuer can also be contacted at c/o UTi, Services, Inc. at 19443 Laurel Park Road, Suite 111, Rancho Dominguez, California 90220.

Item 2. Identity and Background.

     (a)  Matthys J. Wessels (the “Reporting Person”).

     (b)  The Reporting Person’s business address is P.O. Box 1915, Kempton Park, 1620 Johannesburg, South Africa.

     (c)  The Reporting Person’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer Africa Region of the Issuer. The Issuer’s principal business is the providing of supply chain logistics services and planning and optimization solutions. The Issuer’s address is listed above in Item 1.

     The Reporting Person is also the Chairman of the Board of United Service Technologies Limited, a British Virgin Islands company which is a publicly traded company in South Africa and which is a principal shareholder of Issuer. The Reporting Person disclaims beneficial ownership of the Issuer ordinary shares held by United Service Technologies Limited and, accordingly, such shares are not included in this Schedule 13D.

     (d)  and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (e)  The Reporting Person is a citizen of South Africa.

Item 3. Source and Amount of Funds or Other Consideration.

     Reporting Person did not acquire any ordinary shares of the Issuer which result in Reporting Person filing this Schedule 13D, rather this Schedule 13D is being filed as a result of certain voting agreements and no payments were made in connection with such voting agreements. The ordinary shares of Issuer which Reporting Person directly has the power to vote

CUSIP No. G87210103	Page 4 of 7 Pages

or dispose of were acquired by Reporting Person several years ago through the use of Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

     Union-Transport Holdings Inc., a British Virgin Islands company (“UT Holdings”), is the registered holder of 1,813,225 ordinary shares of Issuer. PTR Holdings Inc., a British Virgin Islands company (“PTR Holdings”) is the registered holder of 2,405,364 ordinary shares of Issuer. By virtue of a voting agreement between UT Holdings and PTR Holdings, PTR Holdings has the right to direct the voting of 1,015,405 ordinary shares of Issuer which are held by UT Holdings.

     Pursuant to separate voting agreements, PTR Holdings agreed to vote the Issuer ordinary shares held directly by PTR Holdings and the Issuer ordinary shares held by UT Holdings which PTR Holdings may vote as directed by the shareholders of PTR Holdings in proportion to their interest in PTR Holdings. The voting rights of a second shareholder, the Anubis Trust, were assigned to Reporting Person. As a result, Reporting Person has the sole voting power (but not investment or dispositive power) over 1,940,440 ordinary shares of Issuer. Copies of the voting agreements providing Reporting Person with these voting rights are attached hereto as exhibits and are hereby incorporated herein.

     Reporting Person disclaims beneficial ownership of the ordinary shares of Issuer held by PTR Holdings and by UT Holdings to the extent such holdings exceed the number of shares which may be indirectly voted by Reporting Person. In addition, Reporting Person expressly disclaims beneficial ownership of the Issuer ordinary shares which Reporting Person is entitled to vote by reason of the assignment by the Anubis Trust of its rights under the voting agreements mentioned above, notwithstanding the reporting requirements of the Securities Exchange Act of 1934.

     Reporting Person may make additional purchases of ordinary shares of the Issuer or otherwise acquire ordinary shares of the Issuer or may engage in dispositions of all or a portion of Issuer’s ordinary shares presently owned or hereafter acquired by Reporting Person, in the open market or in private transactions, depending on the needs of Reporting Person and other matters, and depending on Reporting Person’s evaluation of the Issuer, the market for Issuer’s ordinary shares, other investment opportunities, general economic conditions, stock market conditions and other future developments and factors that may impact Reporting Person or which are otherwise material to Reporting Person’s decisions.

Item 5. Interest in Securities of the Issuer.

     (a)  The Reporting Person directly, or through a holding company indirectly controlled by Reporting Person, has the power to vote and dispose of 951,019 ordinary shares of the Issuer. Through the voting agreements described above, Reporting Person has the right to vote (but not investment or depository power) over 1,940,449 ordinary shares of the Issuer.

          In addition, Reporting Person has received options to purchase a total of 98,297 Issuer ordinary shares, under Issuer’s 2000 Stock Option Plan. Options to purchase 49,148 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

CUSIP No. G87210103	Page 5 of 7 Pages

          The sum of these shares and options totals 2,940,616 ordinary shares, which, based on Issuer’s Form 20-F filed with the SEC on May 8, 2002, constitutes approximately 11.4% of Issuer’s outstanding ordinary shares.

     (b)  See the answer provided in subparagraph (a) above. UT Holdings and PTR Holdings retain the sole power to dispose or direct the disposition of the shares of Issuer registered in their respective names.

     (c)  Effective May 6, 2002, Reporting Person entered into the voting agreements described above.

     (d)  PTR Holdings and UT Holdings each has the right to receive and the power to direct receipt of dividends from, and the proceeds from the sale of, the ordinary shares of Issuer held by it.

     (e)  Not applicable.

Item 6.	Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Copies of the voting agreements are attached hereto as exhibits and are incorporated herein.

     As previously disclosed, Reporting Person has been granted options by the Issuer to purchase ordinary shares pursuant to Issuer’s 2000 Stock Option Plan.

Item 7. Material to be Filed as Exhibits.

     99.1 UTi Worldwide Inc. 2000 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.17 of Issuer’s Annual Report on Form 20-F for the fiscal year ended January 31, 2002).

     99.2 Voting Agreement between PTR Holdings Inc. and the Anubis Trust.

     99.3 Voting Agreement between PTR Holdings Inc. and Wagontrail Investment.

     99.4 Voting Agreement between PTR Holdings Inc. and Union-Transport Holdings Inc.

     99.5 Voting Agreement between PTR Holdings Inc. and PTR Management Services NV.

CUSIP No. G87210103	Page 6 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2002

/s/ Matthys J. Wessels

Matthys J. Wessels

CUSIP No. G87210103	Page 7 of 7 Pages

EXHIBIT INDEX

99.1	UTi Worldwide Inc. 2000 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.17 of Issuer’s Annual Report on Form 20-F for the fiscal year ended January 31, 2002).
99.2	Voting Agreement between PTR Holdings Inc. and the Anubis Trust.
99.3	Voting Agreement between PTR Holdings Inc. and Wagontrail Investment.
99.4	Voting Agreement between PTR Holdings Inc. and Union-Transport Holdings Inc.
99.5	Voting Agreement between PTR Holdings Inc. and PTR Management Services NV.